SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Avenida HUERGO 723 Ground Floor (C1107AOH) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS
Item

1	Letter to the Buenos Aires Stock Exchange, dated April 29, 2005, regarding the appointment of Board of Directors and Statutory Commission.

2	Letter to the President of the Buenos Aires Stock Exchange, dated May 10, 2005, regarding Information on Section 63 of the Listing Regulation.

3	Letter to the Buenos Aires Stock Exchange, dated May 10, 2005, regarding Information on Section 63 of the Listing Regulation.

Item 1

Buenos Aires, April 29th, 2005

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Appointment of Board of Directors and
Statutory Commission

Dear Sirs,

                                      I take this opportunity to write to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, and in compliance with the applicable regulations I hereby inform you (i) that the members of the Board of Directors and of the Statutory Commission and a certified public accountant were appointed at the Ordinary General Meeting held yesterday and (ii) that the Board of Directors filled the positions of Chairman and Vice Chairman and appointed the Secretary of the Board, as detailed in the document attached hereto.

                                      Yours sincerely,

Pablo Llauro Attorney

         Telefónica de Argentina S.A.
                  Ordinary General Meeting held on April 28, 2005

Incumbent Directors

Mario Eduardo Vázquez	Chairman
José María Alvarez Pallete	Vice Chairman
Juan Ignacio López Basavilbaso
Eduardo Navarro
José Fernando de Almansa Moreno-Barreda
Alfredo Jorge Mac Laughlin
Guillermo Harteneck
Luis Ramón Freixas Pinto

Alternate Directors

Jaime Urquijo Chacón
Carlos Fernández-Prida
Javier Benjumea Llorente
Juan Carlos Ros Brugueras
Javier Delgado Martínez
Manuel Echánove Pasquín
Juan Jorge Waehner	General Manager
Manuel Alvarez Trongé

Secretary of the Board

Manuel Alfredo Alvarez Trongé

Incumbent Auditor

Santiago Carlos Lazzati
Edgardo Alejandro Sanguineti
Eduardo Luis Llanos

Alternate Auditor

Jorge Héctor Martínez
María Cristina Sobbrero
Lorena Edith Ratto

Expiration Date of the Directors’ and Auditors’ Offices: December 31, 2005.

Certified Public Accountant

The 2005 fiscal year and limited revisions on periods ending at June 30, 2005, and September 30, 2005, respectively. Pistrelli, Henry Martin y Asociados S.R.L.
Incumbent Certified Public Accountant: Rosana Serio; Alternate Certified Public Accountant: Pedro Donato.

Limited revision on period ended at March 31, 2005: Deloitte & Co. S.R.L.
Incumbent Certified Public Accountant: Alberto López Carnabucci; Alternate Certified Public Accountant: Alberto Allemand and Omar Raúl Rolotti.

Item 2

Telefónica	Telefónica de Argentina S.A.

Buenos Aires, May 10, 2005.

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Information on Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on May 9, 2005 approved the financial statements and other documentation corresponding to the three-month period ended at March 31, 2005.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income:

	- Regular income	$112
	- Extraordinary income	$ -

2)	Breakdown of Shareholders’ Equity by item and amount:

	- Capital Stock (par value)	$1,746
	- Comprehensive Capital Stock Adjustment	$2,135
	- Legal Reserve	$416
	- Reserve for future dividends	$1,626
	- Retained Earnings (loss)	$(3,041)
	- Total Shareholders’ Equity	$2,882

Telefónica	Telefónica de Argentina S.A.

3)	Find below the Company’s capital stock composition:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock

1,091,847,170	654,205,259	1,746,052,429
(62.5% of capital stock)	(37.5% of capital stock)

          Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

		Class A Common	Class B Common
Shareholder	Address	Shares	Shares	Total Company's
		(1 vote)	(1 vote)	Shares

COMPAÑIA	Av. Ingeniero	1,091,847,170	40,200,000	1,132,047,170
INTERNACIONAL DE	Huergo 723.	(62.5% of capital	(2.3% of capital
TELECOMUNICACIONES	ground floor, City	stock)	stock)
S.A.	of Buenos Aires

TELEFÓNICA	Gran Vía 28,		563,159,467	563,159,467
INTERNACIONAL, S.A.	28013, Madrid,		(32.3% of capital
	Spain		stock)

TELEFONICA	Drentestraat 24,		16,542,991	16,542,991
INTERNATIONAL	BG, 1083HK,		(0.9% of capital
HOLDING BV	Amsterdam,		stock)
Holland

          TELEFONICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.95% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

          Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

          The Dutch company Telefónica Internacional Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

          Finally, Telefónica de Argentina holds 99.99 % of the shares of Telinver.

          The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the period ended as of March 31st:

Telefónica	Telefónica de Argentina S.A.

Shareholder	Class A Common	Class B Common
	Shares	Shares	Total Shares	% Company’s
	(1 vote)	(1 vote)		Capital Stock

Public		(1) 34,300,446	34,300,446	1.96

          (1) Accounting for 5.2% of Class B Common Shares.

4)	The impact of the peso appreciation on the consolidated net monetary position in foreign currency amounted to $ 74 million profit.

Yours sincerely,

By Claudia Ferreyra, Accounting Manager.

By Pablo Llauró, Attorney.

Item 3

Telefónica Holding de Argentina S.A.

Buenos Aires, May 10, 2005.

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Information on Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on May 9, 2005 approved the financial statements and other documentation corresponding to the three-month period ended at March 31, 2005.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)	Period Income:

	- Regular income	$78
	- Extraordinary income	$ -

2)	Breakdown of Shareholders’ Equity by item and amount:

	- Capital Stock (par value)	$407 (a)
	- Capital Stock Adjustment	$486
	- Premium on Common Stock	$172
	- Other Contributions	$19
	- Legal Reserve	$71
	- Retained Earnings (loss)	$(2,189)

	- Total Shareholders’ Equity	$(1,034)

	(a) Includes $2 pending listing authorization.

3)	The impact of the peso appreciation on the consolidated net monetary position in foreign currency amounted to $124 million profit in the three-month period ended at March 31, 2005.

4)	Find below the Company’s capital stock composition:

Class B Common
Class A Common	Class B Common	Shares pending issue	Company’s Capital
Shares (5 votes)	Shares (1 vote)	and listing authorization	Stock
(1 vote)

30,427,328	374,302,032	2,000,000	406,729,360
(7.52% of capital stock)	(92.48% of capital stock)

Telefónica Holding de Argentina S.A.

          Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder of the Company, TELEFÓNICA INTERNACIONAL S.A. (TISA). Furthermore, notice that TISA belongs to Grupo TELEFONICA S.A.

Shareholder	Address	Class A Common	Class B Common
		Shares (5 vote)	Shares (1 vote)

TELEFÓNICA	Gran Vía 28, 28013,	30,427,328	374,128,147
INTERNACIONAL, S.A.	Madrid, Spain	(7.52% of capital stock)	(92.43% of capital stock)

          Business Group Composition:

          Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

          The table below shows the number of shares that do not belong to the controlling shareholder or group of the Company at closing date of the three-month period ended as of March 31st:

Shareholder	Class A Common	Class B Common	Total Shares	% Company’s
	Shares (5 votes)	Shares (1 vote)		Capital Stock

Public		173,885	173,885	0.043%
		(0.046% of Class B
		Common Shares)

Yours sincerely,

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 13, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel